Exhibit 99.1

China Metro-Rural Holdings Limited

FOR IMMEDIATE RELEASE

China Metro-Rural Holdings Limited Announces Record Date

For Distribution of an Information Statement in connection with Privatization

NEW YORK, (MARKETWIRE) – Jul 18, 2016 – China Metro-Rural Holdings Limited (NYSEMKT: CNR) is pleased to announce that its Board of Directors has set July 27, 2016 as the record date for the distribution to shareholders of its Information Statement in connection with its previously announced going-private transaction or privatization. Shareholders who are record holders immediately after the close of trading on July 27, 2016 will be entitled to receive this Information Statement.

The Company intends to effectuate the privatization through a merger with an indirect wholly-owned subsidiary of the Company. Upon the terms and subject to the conditions set forth in an Agreement and Plan of Merger to which the Company is a party, holders of the Company’s ordinary shares—other than certain specified affiliates, other holders and holders who properly perfect applicable dissenters’ rights—will receive US$1.03 per share in cash, without interest, as a result of the merger.

Details concerning the privatization are provided in filings made by the Company with the U.S. Securities and Exchange Commission, including a Transaction Statement on Schedule 13E-3, and will be included in the Information Statement to be sent to shareholders on or about July 29, 2016.

ABOUT CHINA METRO-RURAL HOLDINGS LIMITED

China Metro-Rural Holdings Limited is a leading agricultural logistics platform development and rural-urban migration redevelopment company in China.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 which are, by their nature, subject to risks and uncertainties. This Act provides a “safe harbor” for forward-looking statements to encourage companies to provide prospective information about themselves so long as they identify these statements as forward-looking and provide meaningful cautionary statements identifying important factors that could cause actual results to differ from the projected results. All statements, including statements regarding industry prospects and future results of operations or financial position, made in this press release are forward-looking.

Words such as “continue,” “consider,” “probably,” “will,” “strive” and similar expressions may identify forward-looking statements. These forward-looking statements include, without limitation, statements relating to: the Company’s future performance, the Company’s expansion efforts, the state of economic conditions, the Company’s market and the governmental policy. These forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes to be appropriate in particular circumstances. However, whether actual results and developments will meet the Company’s expectations and predictions depends on a number of known and unknown risks and uncertainties and other factors, any or all of which could cause actual results, performance or achievements to differ materially from the Company’s expectations, whether expressed or implied by such forward-looking statements.

CONTACT:

China Metro-Rural Holdings Limited—Investor Relations Department

Phone: (852) 2111 3815

E-mail: ir@chinametrorural.com